Exhibit 99.7
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in Registration Statement No(s). 333-204848, 333-184108, 333-178260, 333-129631, and 333-214948 on Form S-8, 333-215992 on Form F-10 and 333-182656 on Form F-3 and to the use of our reports dated March 31, 2017, relating to the consolidated financial statements of Brookfield Asset Management Inc. and its subsidiaries (the “Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F of the Company for the year ended December 31, 2016.

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
March 31, 2017

Toronto, Canada